March 16, 2017

Mr. Terence O’Brian

Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Dear Mr. O’Brian,

We are in receipt of your letter dated March 14, 2017. Please note the following with respect to your comments:

Comment No. 1.

For future filings of Form 10-Q, we will revise our disclosures to comply with Rule 10-01 (a) (5) of Regulation S-X and to clarify the nature of the contingencies that are driving the increase in our provision.

Comment No. 2.

For future filings of Form 10-Q and Form 10-K, we will revise our disclosures to clarify whether it is reasonably possible we will incur additional losses, in excess of amounts accrued, that could be material to our financial position, results of operations, and/or cash flows. We will also provide a range of such reasonably possible additional loss or explain why a range cannot be estimated.

Respectively submitted,

/s/ Arthur S. Budman
Arthur S. Budman
CEO and CFO

888.902.7558 I www.gennextbrands.com I info@gennextbrands.com

2620 Financial Court, #100, San Diego, CA 92117